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                               January 28, 2021

       Wenhui Xiong
       Chairman and Chief Executive Officer
       NB Merger Corp.
       Room 801, Building C
       SOHO Square, No. 88
       Zhongshan East 2nd Road, Huangpu District
       Shanghai, 200002, China

                                                        Re: NB Merger Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed January 22,
2021
                                                            File No. 333-251559

       Dear Mr. Xiong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-4

       General

   1. We note your response to prior comment 13. Notwithstanding the form of the private transaction, as
described in your response, we do not believe that attempting to register the offer and sale of
securities that were issued privately is consistent with Section 5. Refer to
                                                        Question 134.02 of our
Securities Act Sections Compliance and Disclosure
                                                        Interpretations.

                                                        You may contact Charles
Eastman at (202) 551-3794 or Andrew Blume at (202) 551-
 Wenhui Xiong
NB Merger Corp.
January 28, 2021
Page 2

3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameWenhui Xiong
                                                          Division of
Corporation Finance
Comapany NameNB Merger Corp.
                                                          Office of
Manufacturing
January 28, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName